Exhibit 99.1

Act II Global Acquisition Corp. to Combine with Flavors Holdings Inc. Subsidiaries Merisant Company and MAFCO Worldwide LLC to Form Whole Earth Brands

Combined Company to be Listed on NASDAQ

Conference Call Scheduled for Friday, December 20, 2019 at 8:00 a.m. Eastern Time

New York, NY and Chicago, IL December 19, 2019 – Act II Global Acquisition Corp. (NASDAQ: ACTT) (“Act II”), a publicly traded special purpose acquisition company, the owners of Merisant Company (“Merisant”), one of the world’s leading manufacturers of zero and low-calorie sugar substitutes, and the owners of MAFCO Worldwide LLC (“MAFCO”), the world’s leading manufacturer of natural licorice products, announced that they have entered into a definitive business combination. Merisant and MAFCO comprise the operating subsidiaries of Flavors Holdings Inc. (“Flavors Holdings”) which is owned by affiliates of MacAndrews & Forbes Incorporated. Subject to the terms and conditions set forth in the Purchase and Sale agreement, Act II will combine with the businesses of Merisant, MAFCO and certain of their subsidiaries. Following the closing of the proposed transaction, it is expected that Act II will change its name to Whole Earth Brands and continue to be listed on the NASDAQ stock exchange. It is anticipated that, upon consummation of the proposed transaction, the company will have an anticipated initial enterprise value of approximately $575 million, or 8.1x the Flavors Holdings’ estimated Calendar Year 2020 Pro Forma EBITDA of $71 million.

Merisant is one of the world’s leading manufacturers of tabletop non-caloric sweeteners. The company markets its products under its flagship brands Whole Earth®, Equal®, Canderel®, and Pure Via®, along with several other adjacent consumer products in over 90 countries.

MAFCO has been one of the world’s leading manufacturers of natural licorice products for over 150 years. MAFCO’s natural licorice products many of which are under the Magnasweet® brand are used today in a wide range of applications including food, beverage, pharmaceutical, confectionary, cosmetic, personal care and tobacco products.

Following the closing, it is expected that Whole Earth Brands will be led by Flavors Holdings’ existing management team, including Chief Executive Officer, Albert Manzone, and President of the Ingredients business, Lucas Bailey. Mr. Manzone has more than 25 years of experience in the consumer products industry and has been with Flavors Holdings since 2016. Mr. Bailey currently serves as President of MAFCO and has 15 years of experience in operational, financial and strategic planning and analysis roles. Irwin D. Simon will serve as Executive Chairman. Mr. Simon, founder and former CEO of Hain Celestial, currently serves as Chairman of Act II and is an accomplished leader and innovator in the natural foods industry.

Mr. Simon commented, “We are excited to create Whole Earth Brands, a global, industry leading platform, focused on on-trend food products and ingredients. We are in the early stages of the global secular consumer shift away from sugar and increased emphasis on natural ingredients and clean labels. Whole Earth Brands will be uniquely positioned as a global player addressing this sizeable opportunity and will provide a strong foundation for robust organic growth and future strategic acquisitions. Our brands, significant free cash flow and the highly accomplished leadership team combined with our public listing and flexible balance sheet will allow us to reinvest in the business in a way that has not been done before and execute an accelerated growth strategy, driving long-term shareholder value.”

“All of us are enthusiastic about the creation of Whole Earth Brands through this business combination. It is exciting to join forces with Irwin Simon and the team who pioneered the natural and organic foods industry and leverage their experience to help lead the business into its next phase of growth and beyond. We have built two complementary business segments with global infrastructure to support accelerated growth addressing the increasing demand for natural and low sugar alternatives around the world. Whole Earth Brands as a public platform will have the resources and expertise to accelerate growth, capitalize on a significant long-term opportunity and achieve our vision to enhance all of the product categories and channels we serve,” said Mr. Manzone.

Ronald Perelman, Chairman and Chief Executive Officer, MacAndrews and Forbes Incorporated commented, “We are very excited to join with Irwin and Act II who have been true pioneers in the natural foods industry on this new venture. Flavors Holdings’ portfolio of iconic and trendsetting brands have global reach and deep resonance with their consumers. Irwin Simon has been a friend for years and repeatedly demonstrated his vision as to the direction and changes in the natural food and ingredients industry. Taking the company public and partnering with Irwin Simon and team will continue to elevate and drive new global growth for these brands in the natural food segment around the world.”

Highlights of the Proposed Transaction

Whole Earth Brands will be well positioned in the global food products and ingredients industry to benefit from powerful consumer-driven health and wellness trends, including:

•	The global secular consumer shift away from sugar

•	Growing demand for clean labels

•	Increased customer focus on plant-based consumer packaged goods

Whole Earth Brands will operate a proven global platform that can be leveraged to support new product development, further geographical expansion and pursue future M&A activity.

•	Existing global reach serving 100 plus countries and long-standing blue-chip customer relationships

•	Strong and stable free cash flow supports reinvestment and M&A

•	Experienced management team with a track record of successful business integration and systems in place to drive synergies

The business is poised to increase innovation and expand distribution which will accelerate organic growth through:

•	A demonstrated ability to introduce new products and drive sales to new consumers in new geographies

•	A robust new product pipeline across both business segments

•	Existing distribution footprint to bring new products to existing markets

•	Strong relationships and global platform that will allow for rapid expansion into new and under-penetrated markets

Additional Transaction Terms and Conditions

Subject to the terms set forth in the agreement, the transaction will be funded through a combination of cash available in the trust, roll-over stock and debt financing. At closing, the owners of Merisant and MAFCO will receive $510 million in total consideration, consisting of $450 million in cash and 6 million shares of Class A Ordinary Shares of Act II, subject to adjustment in accordance with the terms of the definitive agreement. In addition, at closing, the owners of Merisant and MAFCO will receive 1 million shares of Class A Ordinary Shares of Act II placed in escrow, subject to release in accordance with the terms of the definitive agreement. At closing, Act II is required to have at least $170,000,000 available to it from its trust account created in connection with its initial public offering, after payment to holders of Act II common stock that seek redemption in connection with the transactions and net of certain other expenses.

Furthermore, the Merisant and MAFCO owners will have the opportunity to receive incentive earnout shares totaling approximately 2.7 million shares consisting of (i) 1.4 million shares, issuable if, among other things, the volume weighted-average per share trading price of the Class A Ordinary Shares is at or above $14 per share for twenty trading days in any thirty day continuous trading period, and (ii) approximately 1.3 million shares, issuable if, among other things, the volume weighted-average per share trading price of the Class A Ordinary Shares is at or above $16 per share for twenty trading days in any thirty day continuous trading period.

Act II has received a commitment from TD Bank to provide for the contemplated debt financing.

DLA Piper LLP (US) served as legal advisor to Act II for the transaction. Goldman Sachs & Co. LLC and Moelis & Company LLC served as financial advisors to Act II. Cantor Fitzgerald & Co. served as capital markets advisor to Act II. Wachtell, Lipton, Rosen & Katz served as legal advisor to Flavors Holdings. Citi acted as financial advisor to Flavors Holdings.

The board of directors of Act II has unanimously approved the proposed transaction. Completion of the proposed transaction, which is currently expected by the end of the first quarter of 2020, is subject to customary closing conditions, receipt of approvals from Act II’s stockholders, and completion of the offer for Act II’s stockholders to redeem their shares. The description of the agreement is not complete, and investors should review the materials to be filed with the Securities and Exchange Commission in connection with the proposed transaction.

Conference Call Information

At 8:00 AM ET tomorrow, December 20, 2019, Act II will be holding an investor teleconference and web presentation to discuss the transaction. The call and webcast can be accessed by dialing (877) 451-6152 (domestic toll-free number) or (201) 389-0879 (international) using conference ID: 13697554 or by visiting http://public.viavid.com/index.php?id=137419. A replay of the teleconference and webcast will also be available from December 20, 2019 to December 27, 2019.

The replay can be accessed by dialing (844) 512-2921 (domestic toll-free number) or (412) 317-6671 (international) using conference ID: 13697554 or by visiting http://public.viavid.com/index.php?id=137419 or www.whole-earthbrands.com.

Act II and Whole Earth Brands Contacts

Katie Turner / Cory Ziskind

katie.turner@icrinc.com; cory.ziskind@icrinc.com

646-277-1200

MacAndrews & Forbes and Flavors Holdings Contact

Josh Vlasto

Jvlasto@mafgrp.com

212 572 5969

About Act II Global Acquisition Corp.

Act II is a blank check company formed for the purpose of effecting a merger, share exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses that completed its initial public offering in April 2019. Act II focuses on companies in the “better for you” sectors, such as consumer packaged goods and other consumables as well as hospitality, including restaurants. The Company is led by 25-year organic and natural products industry visionary Irwin D. Simon, Executive Chairman.

Mr. Simon has more than 30 years of business experience in many domestic and international leadership and operating roles. Mr. Simon founded The Hain Celestial Group, Inc. (NASDAQ: HAIN) in 1993, which went on to become a leading organic and natural products company with a mission to be the leading marketer, manufacturer and seller of organic and natural, better-for-you products, committed to growing sustainably while continuing to implement environmentally sound business practices and manufacturing processes. He led Hain Celestial for more than 25 years and grew the business with operations in North America, Europe, Asia and the Middle East. Prior to Hain Celestial, Mr. Simon held various marketing and sales positions at a variety of international consumer goods and food companies.

About Whole Earth Brands

Following the closing, the combined company will be rebranded as Whole Earth Brands. Whole Earth Brands will look to expand its branded products platform through investment opportunities in the natural alternatives and clean label categories across the global consumer product industry. Over time, Earth Brands will look to become a portfolio of brands that Open a World of Goodness™ to consumers and their families. Whole Earth Brands expects to list on the NASDAQ stock exchange in connection with the closing. www.whole-earthbrands.com

About Flavors Holdings Inc.

Flavors Holdings Inc., is an indirect wholly owned subsidiary of MacAndrews & Forbes Incorporated. Flavors has two operating units, MAFCO Worldwide Corporation and Merisant Company. Merisant is one of the world’s leading manufacturers of tabletop sweeteners. Merisant markets its sweeteners under its flagship brands Equal, Canderel and Pure Via, an all-natural sweetener Whole Earth, along with several other brands in more than 90 countries. MAFCO is a world leader in quality licorice products and specializes in manufacturing licorice extract and related derivatives for use as an enhancer, modifier and moistening agent in various consumer products. MAFCO’s primary brand of sweetening and flavor extending products is Magnasweet.

About MacAndrews & Forbes

MacAndrews & Forbes Incorporated owns and operates a diverse array of businesses, tapping into the broad expertise of its management team to support the delivery of best in class products and services to end users and consumers all over the world. Wholly owned by Chairman and Chief Executive Officer Ronald O. Perelman, MacAndrews & Forbes’ primary objective is to build, run, and grow great businesses. Our core strategy is to focus our business lines on strong market positions, high quality management with vertical expertise, recognized growth potential and ability to increase productivity. MacAndrews & Forbes’ businesses span a wide range of industries, from global leaders in cosmetics to biotechnology and military equipment.

Forward Looking Statements

This press release includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements such as projected financial information may be identified by the use of words such as “forecast,” “intend,” “seek,” “target,” “anticipate,” “believe,” “will,” “expect,” “estimate,” “plan,” “outlook,” and “project” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. Such forward-looking statements include statements about our beliefs and expectations and the estimated financial information and other projections contained herein. Such forward-looking statements with respect to financial performance, strategies, prospects and other aspects of the businesses of Targets, Act II or the combined company after completion of the business combination are based on current expectations that are subject to risks and uncertainties. A number of factors could cause actual results or outcomes to differ materially from those expressed or implied by such forward-looking statements.

These factors include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of negotiations and any subsequent definitive agreements with respect to the business combination; (2) the possibility that the terms and conditions set forth in any definitive agreements with respect to the business combination may differ materially from the expected terms on which this information is based; (3) the outcome of any legal proceedings that may be instituted against Act II, the combined company or others following the announcement of the business combination and any definitive agreements with respect thereto; (4) the inability to complete the business combination due to the failure to obtain approval of the shareholders of Act II, to obtain financing to complete the business combination or to satisfy conditions to closing in the definitive agreements with respect to the business combination; (5) changes to the proposed structure of the business combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the business combination; (6) the ability to comply with NASDAQ listing standards following the consummation of the business combination; (7) the risk that the business combination disrupts current plans and operations of Targets as a result of the announcement and consummation of the business combination; (8) the ability to recognize the anticipated benefits of the business combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with suppliers, obtain adequate supply of products and retain its management and key employees; (9) costs related to the business combination; (10) changes in applicable laws or regulations; (11) the possibility that Targets or the combined company may be adversely affected by other economic, business, and/or competitive factors; (12) the inability to achieve estimates of expenses and profitability; (13) the impact of foreign currency exchange rates and interest rate fluctuations on results; and (14) other risks and uncertainties indicated from time to time in the final prospectus of Act II, including those under “Risk Factors” therein, and other documents filed (or furnished) or to be filed (or furnished) with the Securities and Exchange Commission by Act II. You are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Targets and Act II undertake no commitment to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Additional Information and Where to Find It

In connection with the proposed business combination, Act II intends to file with the SEC a Registration Statement on Form S-4 and will mail the definitive proxy statement/prospectus and other relevant documentation to Act II shareholders. This press release does not contain all the information that should be considered concerning the proposed transaction. It is not intended to form the basis of any investment decision or any other decision with respect to the business combination. This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of the federal securities laws. Act II intends to file a Registration Statement on Form S-4 and mail the proxy statement/prospectus and other relevant documents to its security holders in connection with the proposed transaction.

Act II shareholders and other interested persons are advised to read, when available, the preliminary proxy statement and any amendments thereto, and the definitive proxy statement in connection with Act II’s solicitation of proxies for the special meeting to be held to approve the proposed transaction, because these materials will contain important information about Targets and Act II and the proposed transactions. The definitive proxy statement will be mailed to Act II shareholders as of a record date to be established for voting on the business combination when it becomes available.

Shareholders will also be able to obtain a copy of the preliminary proxy statement and definitive proxy statement once they are available, without charge, at the SEC’s website at www.sec.gov or by directing a request to Act II at 1345 Avenue of the Americas 11th Fl New York, NY 10105. This press release shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the business combination. Please call the SEC at 1-800-SEC-0330 or visit the SEC’s website for further information on its public reference room.

Participants in the Solicitation

Act II, Targets and their respective directors and officers and representatives or affiliates may be deemed participants in the solicitation of proxies of Act II shareholders in connection with the business combination. Act II shareholders and other interested persons may obtain, without charge, more detailed information regarding the directors and officers of Act II in the final prospectus of Act II, which was filed with the SEC on April 29, 2019. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to Act II shareholders in connection with the business combination will be set forth in the proxy statement for the business combination when available. Additional information regarding the interests of participants in the solicitation of proxies in connection with the business combination will be included in the proxy statement that Act II intends to file with the SEC and other documents furnished or filed with the SEC by Act II.

Non-GAAP Financial Measure and Related Information

This press release includes non-GAAP financial measures which do not conform to SEC Regulation S-X in that it includes financial information (including adjusted EBITDA, PF adjusted EBITDA, free cash flow and free cash flow conversion) not derived in accordance with U.S. GAAP. Accordingly, such information and data will be adjusted and presented differently in Act II’s preliminary proxy statement to be filed with the SEC to solicit shareholder approval of the proposed transaction. Targets and Act II believe that the presentation of non-GAAP measures provides an additional tool for investors to use in evaluating ongoing operating results and trends. You should review Targets’ audited and interim financial statements, which will be presented in Act II’s preliminary proxy statement to be filed with the SEC, and not rely on any single financial measure to evaluate their respective businesses. Other companies may calculate non-GAAP measures differently, and therefore Targets’ respective non-GAAP measures may not be directly comparable to similarly titled measures of other companies. Not all of the information necessary for a quantitative reconciliation of these forward-looking non-GAAP measures to the most directly comparable financial measures is available without unreasonable efforts at this time. Specifically, neither Act II nor Targets provide such quantitative reconciliations due to the inherent difficulty in forecasting and quantifying certain amounts that are necessary for such reconciliations, including percentage of sales attributable to innovation and all constant currency metrics.